Supplement dated July 3, 2025, to the Annual Notice dated May 1, 2025, for Great-West Smart Track® Variable Annuity, Great-West Smart Track® II Variable Annuity and Great-

West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Annuity Insurance Company of America

Variable Annuity-2 Series Account

Supplement dated July 3, 2025, to the Annual Notice dated May 1, 2025,

for Great-West Smart Track® Variable Annuity and Great-West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Life & Annuity Insurance Company of New York
Variable Annuity-2 Series Account of New York

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it for future reference. You may obtain a current Annual Notice by visiting www.protective.com/productprospectus.

On or about August 22, 2025, a Portfolio available under your Contract will change its name as follows:

CURRENT PORTFOLIO NAME	NEW PORTFOLIO NAME
Invesco Oppenheimer V.I. International Growth Fund	Invesco V.I. International Growth Fund

After August 22, 2025, all references to the Portfolio in your Annual Notice will use the new Portfolio name – there was no change to the share class.

* * *

If you have any questions regarding this Supplement, please contact your investment professional or us by calling toll free at 1-877-723-8723. You may also obtain Portfolio prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options.”

Please keep this Supplement for future reference.